EILENBERG KRAUSE & PAUL LLP

11 EAST 44TH STREET

NEW YORK, NEW YORK 10017

TELEPHONE: (212) 986-9700

FACSIMILE: (212) 986-2399

September 24, 2008

Jeffrey P. Riedler, Esq.

Assistant Director

Securities and Exchange Commission

450 Fifth Street, NW

Washington, D.C. 20549

Re:	Lpath, Inc. (the “Company”),
Amendment No. 1 to Form S-1, SEC File No. 333-153423
(“Amendment No. 1”)

Dear Mr. Riedler:

On behalf of the Company, we are responding to an oral comment received from Jennifer Riegel of the Staff on Monday, September 22, 2008 in regard to the above referenced filing.  Ms. Riegel requested that this firm’s legal opinion be amended to reflect the additional shares added in the Amendment No. 1 (the “Oral Comment”).  Pursuant to the Oral Comment, the Company respectfully submits via EDGAR this letter and the Amendment No. 2 to the Form S-1 (the “Amendment No. 2”), which includes this firm’s amended legal opinion as Exhibit 5.1 as requested by the Oral Comment.

If you have any questions about this letter or Amendment No. 2, please call the undersigned or Wesley Paul of this office (212-986-9700).

Sincerely,

/s/William R. Dauber

William R. Dauber

cc:	Mr. Scott Pancoast, Lpath, Inc.
Wesley J. Paul, Esq.